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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NCI, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
62886K104
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

CUSIP No.	62886K104

1	NAME OF REPORTING PERSON. I.R.S. Identification No. of Above Persons (Entities Only). Narang Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Virginia

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

1,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.2%(1)

12	TYPE OF REPORTING PERSON

OO
(1) Based on 8,166,238 shares of Class A Common Stock issued and outstanding as of October 30, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 for the quarterly period ended September 30, 2008.

Page 2 of 11 Pages

CUSIP No.	62886K104

1	NAME OF REPORTING PERSON. I.R.S. Identification No. of Above Persons (Entities Only). Narang Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Virginia

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

1,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.2%(1)

12	TYPE OF REPORTING PERSON

OO
(1) Based on 8,166,238 shares of Class A Common Stock issued and outstanding as of October 30, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 for the quarterly period ended September 30, 2008.

Page 3 of 11 Pages

CUSIP No.	62886K104

1	NAME OF REPORTING PERSON. I.R.S. Identification No. of Above Persons (Entities Only). Narang Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Virginia

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

1,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.2%(1)

12	TYPE OF REPORTING PERSON

PN
(1) Based on 8,166,238 shares of Class A Common Stock issued and outstanding as of October 30, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 for the quarterly period ended September 30, 2008.

Page 4 of 11 Pages

CUSIP No.	62886K104

1	NAME OF REPORTING PERSON. I.R.S. Identification No. of Above Persons (Entities Only). Dinesh Bhugra

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

1,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.2%(1)

12	TYPE OF REPORTING PERSON

IN
(1) Based on 8,166,238 shares of Class A Common Stock issued and outstanding as of October 30, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 for the quarterly period ended September 30, 2008.

Page 5 of 11 Pages

CUSIP No.	62886K104

1	NAME OF REPORTING PERSON. I.R.S. Identification No. of Above Persons (Entities Only). Thomas C. Gaspard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

1,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.2%(1)

12	TYPE OF REPORTING PERSON

IN
(1) Based on 8,166,238 shares of Class A Common Stock issued and outstanding as of October 30, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 for the quarterly period ended September 30, 2008.

Page 6 of 11 Pages

CUSIP No.	62886K104

Item 1(a):	Name of Issuer.

NCI, Inc. (the “Issuer”)

Item 1(b):	Address of Issuer’s Principal Executive Offices.

11730 Plaza America Drive Reston, Virginia 20190-4764

Item 2(a):	Name of Person Filing.

This statement is filed by Narang Family Trust (“NFT”), Narang Holdings LLC (“NHLLC”), Narang Family Limited Partnership (“NFLP”), Dinesh Bhugra (“Bhugra”) and Thomas C. Gaspard (“Gaspard”) (each a “Reporting Person” and, collectively, the “Reporting Persons”).

Item 2(b):	Address of Principal Business Office or, if none, Residence.

For each of NFT, NHLLC and NFLP: c/o GenSpring Family Offices 4445 Willard Avenue, Suite 1010 Chevy Chase, Maryland 20815

For Bhugra: 37 Baytree Road London SW25RR, United Kingdom

For Gaspard: 10305 Cutters Lane Potomac, Maryland 20854

Item 2(c):	Citizenship.

Each of NFT, NHLLC and NFLP is a citizen of Virginia.

Bhugra is a citizen of the United Kingdom.

Gaspard is a citizen of the United States of America.

Item 2(d):	Title of Class of Securities.

Class A Common Stock

Item 2(e):	CUSIP Number.

62886K104

Page 7 of 11 pages

CUSIP No.	62886K104

Item 3:	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4:	Ownership.
(a)	NFLP is the record holder of 1,000,000 shares of the Issuer’s Class A Common Stock (the “Class A Shares”) as of December 31, 2008.

NHLLC is the general partner of NFLP and, as such, NHLLC and its Manager, Bhugra, have the power to direct the vote and to direct the disposition of investments owned by NFLP, including the Class A Shares, and thus may also be deemed to beneficially own the Class A Shares.

NFT is the sole owner of NHLLC and, as such, NFT and its Business Trustee, Gaspard, have the power to remove the manager and appoint any new manager of NHLLC, and thus may also be deemed to beneficially own the Class A Shares.

(b)	NFLP is the beneficial owner of 12.2% of the issued and outstanding shares of the Issuer’s Class A Common Stock based on 8,166,238 shares of Class A Common Stock issued and outstanding as of October 30, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008 for the quarterly period ended September 30, 2008. Each of NHLLC, NFT, Bhugra and Gaspard may be deemed to own the same 12.2% of the outstanding shares of Class A Common Stock as a result of the relationships described in Item 4(a).

(c)	As a result of the relationships described in Item 4(a), each of the Reporting Persons may be deemed to share the power to vote, or to direct the vote, and to dispose of, or to direct the disposition of, each of the Class A Shares.

Item 5:	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8:	Identification and Classification of Members of the Group.

Page 8 of 11 pages

CUSIP No.	62886K104

This Schedule is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by each of the Reporting Persons. While the Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Exchange Act, each of the Reporting Persons hereby disclaims the existence and membership in a “group” and disclaims beneficial ownership of shares of Common Stock beneficially owned by all other Reporting Persons.

Item 9:	Notice of Dissolution of Group.

Not Applicable

Item 10:	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 11 pages

CUSIP No.	62886K104
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009 NARANG FAMILY TRUST
/s/ Thomas C. Gaspard
By: Thomas C. Gaspard, its Business Trustee

NARANG HOLDINGS LLC
*

NARANG FAMILY LIMITED PARTNERSHIP

*

*
Dinesh Bhugra

/s/ Thomas C. Gaspard
Thomas C. Gaspard

*By:	/s/ Thomas C. Gaspard
Thomas C. Gaspard, as Attorney-in-fact

Page 10 of 11 pages

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Power of Attorney of Narang Family Trust, dated November 30, 2007 (incorporated by reference to the Reporting Persons’ Form 3 filed with the Securities and Exchange Commission on December 10, 2007).

99.2	Power of Attorney of Narang Holdings LLC, dated November 30, 2007 (incorporated by reference to the Reporting Persons’ Form 3 filed with the Securities and Exchange Commission on December 10, 2007).

99.3	Power of Attorney of Narang Family Limited Partnership, dated November 30, 2007 (incorporated by reference to the Reporting Persons’ Form 3 filed with the Securities and Exchange Commission on December 10, 2007).

99.4	Power of Attorney of Dinesh Bhugra, dated November 30, 2007 (incorporated by reference to the Reporting Persons’ Form 3 filed with the Securities and Exchange Commission on December 10, 2007).

99.5	Power of Attorney of Thomas C. Gaspard, dated November 30, 2007 (incorporated by reference to the Reporting Persons’ Form 3 filed with the Securities and Exchange Commission on December 10, 2007).

99.6	Joint Filing Agreement among the Reporting Persons, dated December 10, 2007 (incorporated by reference to the Reporting Persons’ statement on Schedule 13G filed with the Securities and Exchange Commission on December 10, 2007).